

09056376

TATES
ANGE COMMISSION
D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8- 65465

REPORT FOR THE PERIOD BEGINNING 04/01/08   AND ENDING 03/31/09

MM/DD/YYY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shasta Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 Bear Hill Road

(No. and Street)

Waltham	MA	02451
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory Burkus   781-890-6212

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Larry D. Liberfarb, P.C.

(Name – if individual, state first, last, middle name)

11 Vanderbilt Avenue	Norwood	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

*Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)

SEC 1410 (05-01)   **Persons who respond to the collection of information contained
in this form are not required to respond unless the form displays
a currently valid OMB number.**

OATH OR AFFIRMATION

I, Gregory Burkus _____ ,swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Shasta Partners, LLC _____ , as of

March 31 _____ , 20 09 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of

A customer, except as follows:

_____
Signature

Member _____
President
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SHASTA PARTNERS, LLC

FINANCIAL STATEMENTS

MARCH 31, 2009

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report

To the Members of
Shasta Partners, LLC

We have audited the accompanying statement of financial condition of Shasta Partners, LLC (the Company) as of March 31, 2009, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shasta Partners, LLC as of March 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles, generally accepted in the United States of America.

Norwood, Massachusetts
April 28, 2009

SHASTA PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2009

ASSETS

Cash	$	292,591
Receivable from non-customers		124,367
Other assets		1,700
	$	418,658

LIABILITIES AND MEMBERS' EQUITY

Liabilities:

Accounts payable, accrued expenses, and other liabilities	$	2,703

Members' Equity:

Members' capital		415,955
Total Liabilities and Members' Equity	$	418,658

The accompanying notes are an integral part of these financial statements.

SHASTA PARTNERS, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED MARCH 31, 2009

Revenues:		
Investment banking and advisory fees	$	321,500
Interest and dividends		5,063
		326,563
Expenses:		
Communications and data processing		8,507
Occupancy		10,348
Other expenses		47,786
		66,641
Net income	$	259,922

The accompanying notes are an integral part of these financial statements.

SHASTA PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED MARCH 31, 2009

Balance at April 1, 2008	$ 226,033
Net income	259,922
Capital withdrawals	(70,000)
Balance at March 31, 2009	$ 415,955

The accompanying notes are an integral part of these financial statements.

SHASTA PARTNERS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2009

Cash flows from operating activities:	
Net income	$ 259,922
Adjustments to reconcile net income to net	
cash flow from operating activities:	0
(Increase) Decrease in operating assets:	
Increase in Receivable from non-customers	(91,367)
Decrease in Other assets	1,750
Increase (Decrease) in operating liabilities:	
Increase in Accounts payable and accrued expenses	1,074
Net cash from operating activities	171,379
Cash flows from investing activities:	
None	0
Cash flows from financing activities:	
Capital withdrawals	(70,000)
Increase in cash	101,379
Cash at beginning of the period	191,212
Cash at end of the period	$ 292,591

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Interest	$	0
Income taxes	$	0

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

SHASTA PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2009

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

Investment Banking and Advisory Fees:

Fees are earned from advisory services including merger and acquisition, restructuring, valuation, and capital raising services for clients.

Revenue Recognition:

The Company typically enters into contracts with clients calling for periodic advisory fees to be paid during the term of the arrangement, and a success fee to be paid out once the merger, acquisition, sale, restructuring, or financing (the "transaction") is successfully completed. This success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the Company recognizes advisory fees in the period earned, with separate revenue recognition once each transaction is finalized.

Receivables from non-customers:

The Company has not provided an allowance for doubtful accounts, because management believes all amounts are collectible.

Income Taxes:

The Company does not record a provision for income taxes because the partners report their share of the partnership's income or loss on their income tax returns. The financial statements reflect the partnership's transactions without adjustment, if any, required for income tax purposes.

Advertising:

The Company expenses advertising costs as they are incurred.

SHASTA PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS, CONTINUED

MARCH 31, 2009

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At March 31, 2009, the Company had net capital of $289,888, which was $284,888 in excess of its required net capital of $5,000. The Company's net capital ratio was .01 to 1.

NOTE 3 – OPERATING LEASES

The Company conducts its operations from a facility that are currently leased under a one year non-cancelable operating lease which expires in May 2009. The annual base rent is $10,425. The lease includes a clause charging for operating expenses.

Rent expense for the period was $10,348.

Future minimum rental payments required under the above non-cancelable operating lease as of March 31, 2009 are:

Year Ended March 31,	Rent Expense
2009	$ 1,628

SHASTA PARTNERS, LLC

SUPPLEMENTARY SCHEDULES

MARCH 31, 2009

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on
Supplementary Information Required by Rule 17a-5 of the
Securities and Exchange Commission

To the Members of
Shasta Partners, LLC

We have audited the accompanying financial statements of Shasta Partners, LLC as of and for the year ended March 31, 2009, and have issued our report thereon dated April 28, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Larry Liberfarb, PC

Norwood, Massachusetts
April 28, 2009

SHASTA PARTNERS, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

MARCH 31, 2009

Aggregate Indebtedness:	
Accounts payable and accrued expenses	$ 2,703
Net Capital	
Members' capital	$ 415,955
Adjustments to Net Capital	
Receivable from non-customers	(124,367)
Other assets	(1,700)
Net Capital as defined	289,888
Net Capital Requirement:	5,000
Net Capital in Excess of Requirement:	$ 284,888
Ratio of Aggregate Indebtedness to Net Capital	.01 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in the Company's Part IIA (unaudited), Focus Report	$ 289,887
Net audit adjustments	-
Decrease in non-allowables and haircuts	1
Net capital per above	$ 289,888

SCHEDULE II

SHASTA PARTNERS, LLC

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

MARCH 31, 2009

Shasta Partners, LLC is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on Internal
Control Required by Rule 17a-5

To the Members of
Shasta Partners, LLC

In planning and performing our audit of the financial statements of Shasta Partners, LLC (the Company), as of and for the year ended March 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordations required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of the report, were adequate at March 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Larry D. Liberfarb, P.C.
Norwood, Massachusetts
April 28, 2009